

Mail Stop 3561

January 18, 2018

Louis G. Schott
Interim Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway Street, Suite 425
San Antonio, TX 78209

> **Re:** **EnerJex Resources, Inc**.
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed December 29, 2017**
> **File No. 333-221712**

Dear Mr. Schott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

Questions and Answers about the Merger and the EnerJex Special Meeting

What will shareholders receive in the Merger, page 10

1. Please revise to clarify how the Exchange Ratio will be calculated.

Related Party Transactions of Directors and Officers of the Combined Company, page 63

2. We note your response to our prior comment 21 and reissue. We note your reference to related party loans totaling $55,000 on page 89. If required, please disclose these related party loans in this section. Refer to Item 404 of Regulation S-K.

EnerJex Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 90

3. We note your response to our prior comment 26 and reissue in part. We note that you continue to refer to "offering circular" on pages 85 and 91 and to "this offering" on pages 88 and 91. You also continue to state on page 91 that "[you] are currently pursuing this offering, in which [you] anticipate raising additional capital through the sale of [your] securities." Please revise.

EnerJex Proposals

Proposal No. 1: Approval of the issuance of EnerJex common stock, page 96

4. We note your response to our prior comment 29 and reissue in part. On page 96 you describe Proposal 1 as seeking approval of "the issuance of shares to be issued in connection with a private placement offering in a minimum amount of $4 million (which offering is a condition to closing the Merger)." Please provide more detail related to the EnerJex securities issuances for which you are seeking shareholder approval, such as whether you are seeking approval for the issuance of (1) "new equity capital" from the $4 million private placement, (2) equity upon conversion of outstanding notes held by Alpha Capital Anstalt, (3) 2.5% outstanding common stock for the funding commitment, or (4) some combination of the above. We note your related disclosure under "Private Placement" on page 20.

5. Please ensure that your description of Proposal 1 is consistent throughout your filing. For example, we note that your descriptions of Proposal 1 differ in your notice to shareholders, your disclosure on page 96, and your proxy card.

6. We note your response to prior comment 29 that the terms of the private placement have not been agreed to and that you have disclosed the terms as they are known to date. Please tell us how you intend to comply with Regulation 14A and the disclosure requirements set forth in Item 11 of Schedule 14A and Item 13 of Schedule 14A, if applicable. In that regard, we note that you have not disclosed (1) the title and amount of securities to be issued, (2) the information required by Item 202 of Regulation S-K, and (3) the nature and approximate amount of consideration to be received by the registrant.

7. Please explain to us why the proposal to approve the issuance of EnerJex common stock to AgEagle shareholders has been combined with the proposal to issue common shares or shares convertible into common shares in connection with a private placement offering. These two proposed issuances appear to constitute separate matters. Please refer to Exchange Act Rule 14a-4(a)(3).

Louis G. Schott
EnerJex Resources, Inc.
January 18, 2018
Page 3

Unaudited Pro Forma Combined Financial Statements, page 106

8. Refer to prior comment 31. Because the conversion of your Series A cumulative redeemable perpetual preferred stock is a vote separate from the merger transaction vote, please revise your disclosure in footnote (J) and (10) to clearly disclose the amount of the adjustment related to this conversion, including the amount that is recorded as an adjustment to additional paid-in capital.

Unaudited Pro Forma Condensed Statement of Operations, page 108

9. Refer to prior comment 32. We note that the pro forma statements of operations for AgEagle Aerial Systems, Inc. and EnerJex Resources are labeled for the nine months ended September 30, 2017. However, the historical information appears to be from the historical financial statements for the nine months ended September 30, 2016. Please advise or revise accordingly.

Notes to the Unaudited Pro Forma Condensed Financial Information, page 110

10. Refer to prior comment 34. We note your response that you have had discussions with the lender of the $4,500,000 long term debt to forgive such debt in return for transfer of your remaining oil and gas assets to the lender. Please tell us if you have finalized an agreement regarding this transfer. If not, explain how adjustment (E) is factually supportable.

Principal Shareholders of Combined Company, page 116

11. We note your response to our prior comment 37 and reissue in part. We note your disclosure that the table excludes the conversion to common stock of EnerJex's Series B and Series C Convertible Preferred Stock. Please include these shares in the principal shareholders table if their holder has a right to convert them to common stock within 60 days. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Proxy Card

12. Please revise to mark the form of proxy as preliminary. See Rule 14a-6(e)(1).

You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Joel D. Mayersohn, Esq.
        Dickinson Wright PLLC